UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Williams Partners L.P.
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
96950F104
(CUSIP Number)
James J. Bender
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

TABLE OF CONTENTS

Item 5. Interest in Securities of the Issuer
SIGNATURES

CUSIP No.	96950F104	Page	2	of	19

1.	NAMES OF REPORTING PERSONS The Williams Companies, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		214,613,527 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

214,613,527 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

214,613,527 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; CO

CUSIP No.	96950F104	Page	3	of	19

1.	NAMES OF REPORTING PERSONS Williams Energy Services, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		91,854,749 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

91,854,749 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,854,749 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO — limited liability company

CUSIP No.	96950F104	Page	4	of	19

1.	NAMES OF REPORTING PERSONS Williams Energy, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,952,233 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

2,952,233 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,952,233 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO — limited liability company

CUSIP No.	96950F104	Page	5	of	19

1.	NAMES OF REPORTING PERSONS MAPCO Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,952,233 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

2,952,233 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,952,233 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	96950F104	Page	6	of	19

1.	NAMES OF REPORTING PERSONS Williams Partners Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,826,378 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

2,826,378 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,826,378 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO — limited liability company

CUSIP No.	96950F104	Page	7	of	19

1.	NAMES OF REPORTING PERSONS Williams Partners GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,363,527 Common Units*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

3,363,527 Common Units*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,363,527 Common Units*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO — limited liability company
* In addition to 3,363,527 Common Units, Williams Partners GP LLC, the sole general partner of Williams Partners L.P., owns a 2% general partner interest in and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Williams Partners L.P.

CUSIP No.	96950F104	Page	8	of	19

1.	NAMES OF REPORTING PERSONS Williams Gas Pipeline Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		119,932,400 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

119,932,400 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

119,932,400 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO — limited liability company

Page	9	of	19
Introduction
     This Amendment No. 10 amends Item 5 of the Schedule 13D originally filed by The Williams Companies, Inc. (“TWC”), Williams Energy Services, LLC (“WES”), Williams Energy, L.L.C. (“WE”), MAPCO Inc. (“MAPCO”), Williams Partners Holdings LLC (“Holdings”) and Williams Partners GP LLC ( “GP LLC”) with the Securities and Exchange Commission (the “Commission”) on September 2, 2005 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 13, 2006 (“Amendment No. 1”), Amendment No. 2 filed on June 26, 2006 (“Amendment No. 2”), Amendment No. 3 filed on December 19, 2006 (“Amendment No. 3”), Amendment No. 4 filed on December 20, 2007 (“Amendment No. 4”), Amendment No. 5 filed on January 18, 2008 (“Amendment No. 5”), Amendment No. 6 filed on February 28, 2008 (“Amendment No. 6”), Amendment No. 7 filed on January 19, 2010 (“Amendment No. 7”), Amendment No. 8 filed on February 19, 2010 (“Amendment No. 8”) and Amendment No. 9 filed on September 2, 2010 (“Amendment No. 9”). This statement relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P., a Delaware limited partnership (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, shall remain unchanged.
Item 5. Interest in Securities of the Issuer
     The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:
     (a) (1) WES is the record owner of 84,113,523 Common Units and, as the sole stockholder of MAPCO, the sole member of Williams Discovery Pipeline LLC (“Williams Pipeline”) and the sole member of GP LLC, may, pursuant to Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended, be deemed to beneficially own the 2,952,233 Common Units that may deemed to be beneficially owned by MAPCO (and held of record by WE), the 1,425,466 Common Units held of record by Williams Pipeline and the 3,363,527 Common Units held of record by GP LLC. Based on the foregoing, WES may be deemed to beneficially own a total of 91,854,749 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 33.0% of the outstanding Common Units. WES, as the sole member of GP LLC, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by GP LLC.
     (2) GP LLC is the record owner of 3,363,527 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 1.2% of the outstanding Common Units. GP LLC, as the sole general partner of the Issuer, also owns a 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
     (3) WE is the record owner of 2,952,233 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 1.1% of the outstanding Common Units.
     (4) MAPCO, as the sole member of WE, may, pursuant to Rule 13d-3, be deemed to beneficially own the 2,952,233 Common Units held of record by WE, which based on calculations made in accordance with Rule 13d-3, represents 1.1% of the outstanding Common Units.

Page	10	of	19
     (5) Holdings is the record owner of 2,826,378 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 1.0% of the outstanding Common Units.
     (6) WGP is the record owner of 115,689,700 Common Units, and, as the 100% owner of WGPGPC, may, pursuant to Rule 13d-3, be deemed to beneficially own the 4,242,700 Common Units held of record by WGPGPC, which in the aggregate and based on calculations made in accordance with Rule 13d-3, represents 43.0% of the outstanding Common Units.
     (7) TWC, as the direct or indirect 100% owner of each of WES, WE, Williams Pipeline, WGP, WGPGPC, GP LLC and Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own 214,613,527 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 77.0% of the outstanding Common Units. TWC, as the sole member of WES, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by GP LLC.
     (8) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the Common Units during the past 60 days.
     (d) The Reporting Persons have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The members of Holdings — MAPCO, Williams Midstream Natural Gas Liquids, Inc., Williams Natural Gas Liquids, Inc. and ESPAGAS USA Inc. — may have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by Holdings. Except for the foregoing and the cash distribution described in Item 6 under the Caption “Issuer’s Partnership Agreement — Cash Distributions,” no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 6, 2010

The Williams Companies, Inc.
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Senior Vice President — Midstream

Williams Energy Services, LLC
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Senior Vice President

Williams Energy, L.L.C.
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Senior Vice President

MAPCO Inc.
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Senior Vice President

Williams Partners Holdings LLC
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Chief Operating Officer

Williams Partners GP LLC
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Senior Vice President — Midstream

Williams Gas Pipeline Company, LLC
By:	/s/ Phillip D. Wright
	Name:	Phillip D. Wright
	Title:	Senior Vice President

Schedule 1
Executive Officers of The Williams Companies, Inc.
Alan S. Armstrong
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Midstream
Citizenship: USA
Amount Beneficially Owned: 20,000 (less than 1%)* # & !
James J. Bender
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and general counsel
Citizenship: USA
Amount Beneficially Owned: 17,584 (less than 1%)* # & ^
Donald R. Chappel
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief financial officer
Citizenship: USA
Amount Beneficially Owned: 22,584 (less than 1%)* # &
Ralph A. Hill
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Exploration and Production
Citizenship: USA
Amount Beneficially Owned: 4,292 (less than 1%)* # &
Robyn L. Ewing
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief administrative officer
Citizenship: USA
Amount Beneficially Owned: 0

Steven J. Malcolm
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chairman of the board, chief executive officer and president
Citizenship: USA
Amount Beneficially Owned: 32,684 (less than 1%)* # @
Ted T. Timmermans
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice president, corporate controller and chief accounting officer
Citizenship: USA
Amount Beneficially Owned: 679 (less than 1%)+ #
Phillip D. Wright
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Gas Pipeline
Citizenship: USA
Amount Beneficially Owned: 12,084 (less than 1%)* # &
Board of Directors of The Williams Companies, Inc.
Irl Engelhardt
c/o Patriot Coal Corporation
12312 Olive Boulevard
St. Louis, Missouri 63141
Principal Occupation: Chairman of Patriot Coal Corporation
Citizenship: USA
Amount Beneficially Owned: 0
Kathleen B. Cooper
c/o Southern Methodist University
213 Carr Collins Hall
3330 University Boulevard
Dallas, TX 75275-0117
Principal Occupation: Senior Fellow
Citizenship: USA
Amount Beneficially Owned: 0

William R. Granberry
Compass Operating, LLC (“Compass”)
400 W. Illinois, Suite 1000
Midland, Texas 79701
Principal Occupation: Member of Compass, a company that explores for, develops and produces oil and gas in the Permian Basin of West Texas and southeast New Mexico
Citizenship: USA
Amount Beneficially Owned: 0
William E. Green
425 Sherman Avenue, Suite 100
Palo Alto, California 94306
Principal Occupation: Founder of William Green & Associates, a Palo Alto, California law firm, and vice president, general counsel and secretary of AIM Broadcasting, LLC, a broadcast media firm, whose address is 480 Lytton Avenue, Suite 7, Palo Alto, California 94301
Citizenship: USA
Amount Beneficially Owned: 1,239 (less than 1%)* # &
Juanita H. Hinshaw
7701 Forsyth Blvd., Suite 1000
Clayton, Missouri 63105
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,000 (less than 1%)* # &
W.R. Howell
42113 N. 105th Street
Scottsdale, Arizona 85262
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 12,584 (less than 1%)* # &
Joseph R. Cleveland
9117 Mid Pines Court
Orlando, Florida 32719
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 2,000 (less than 1%)* &
George A. Lorch
1125 Dormie Drive
Naples, Florida 34108
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 8,792 (less than 1%)+ #

William G. Lowrie
44 Goat Island Place
Sheldon, South Carolina 29941
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 7,621 (less than 1%)* # &
Frank T. MacInnis
c/o EMCOR Group, Inc.
301 Merritt Seven, 6th Floor
Norwalk, Connecticut 06851
Principal Occupation: Chairman of the board and chief executive officer of EMCOR Group, Inc., an electrical and mechanical construction and facilities management group
Citizenship: USA
Amount Beneficially Owned: 8,792 (less than 1%)* # &
Steven J. Malcolm
(see above)
Janice D. Stoney
c/o Qwest Communications
20 E. Thomas, 16th Floor
Phoenix, Arizona 85012
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 8,792 (less than 1%)+ #
Executive Officers of MAPCO Inc.
Alan S. Armstrong
(see above)
Board of Directors of MAPCO Inc.
Alan S. Armstrong
(see above)
R.T. Cronk
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice president, technical services of Williams Midstream Gas and Liquids, a segment of The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Steven J. Malcolm
(see above)

Executive Officers of Williams Energy, L.L.C.
Alan S. Armstrong
(see above)
Members of the Management Committee of Williams Energy, L.L.C.
Alan S. Armstrong
(see above)
R.T. Cronk
(see above)
Steven J. Malcolm
(see above)
Executive Officers of Williams Partners Holdings LLC
Alan S. Armstrong
(see above)
Executive Officers of Williams Midstream Natural Gas Liquids, Inc.
Alan S. Armstrong
(see above)
Board of Directors of Williams Midstream Natural Gas Liquids, Inc.
Alan S. Armstrong
(see above)
R. T. Cronk
(see above)
Steven J. Malcolm
(see above)
Executive Officers of Williams Natural Gas Liquids, Inc.
Alan S. Armstrong
(see above)
Board of Directors of Williams Natural Gas Liquids, Inc.
Alan S. Armstrong
(see above)
R. T. Cronk
(see above)
Steven J. Malcolm
(see above)
Executive Officers of ESPAGAS USA Inc.
Donald R. Chappel
(see above)

Board of Directors of ESPAGAS USA Inc.
Donald R. Chappel
(see above)
Dennis M. Elliott
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, OK 74172-0172
Principal Occupation: Director EH&S Midstream for The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 758 (less than 1%)* # &
Rodney J. Sailor
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice President and Treasurer of The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 379 (less than 1%)* # &
Executive Officers of Williams Energy Services, LLC
Steven J. Malcolm
(see above)
Alan S. Armstrong
(see above)
Robyn L. Ewing
(see above)
Members of the Management Committee of Williams Energy Services, LLC
Steven J. Malcolm
(see above)
Robyn L. Ewing
(see above)
Donald R. Chappel
(see above)
Executive Officers of Williams Gas Pipeline Company, LLC
Steven J. Malcolm
(see above)
Phillip D. Wright
(see above)

Members of the Management Committee of Williams Gas Pipeline Company, LLC
Steven J. Malcolm
(see above)
Donald R. Chappel
(see above)
Phillip D. Wright
(see above)
Robyn L. Ewing
(see above)
Executive Officers of Williams Partners GP LLC
Steven J. Malcolm, Chief Executive Officer
(see above)
Donald R. Chappel, Chief Financial Officer
(see above)
Alan S. Armstrong, Senior Vice President — Midstream
(see above)
Phillip D. Wright, Senior Vice President — Gas Pipeline
(see above)
James J. Bender, General Counsel
(see above)
Board of Directors of Williams Partners GP LLC
Steven J. Malcolm
(see above)
Donald R. Chappel
(see above)
Alan S. Armstrong
(see above)
Phillip D. Wright
(see above)

Alice M. Peterson
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chief Ethics Officer of SAI Global, a provider of ethics, compliance and reputation management solutions
Citizenship: USA
Amount Beneficially Owned: 4,524 (less than 1%) * &
H. Michael Krimbill
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 57,151 (less than 1%) * &
H. Brent Austin, Director
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chief Investment Officer of Alsamora L.P.
Citizenship: USA
Amount Beneficially Owned: 10,336 (less than 1%) + &

*	Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units

+	Listed Person holds all or a portion of such Common Units in joint tenancy with his wife and, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s wife also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units

#	Listed Person acquired a portion of Common Units pursuant to Issuer’s directed unit program

&	Listed Person has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units

@	Listed Person is the trustee of The Steven J. Malcolm Revocable Trust dated 01/19/2000, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units

!	Listed Person is the trustee of The Shelly Stone Armstrong Trust dated August 10, 2004, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 5,000 Common Units held by the Trust.

^	Listed Person is the trustee of the James J. Bender Trust dated July 8, 2009, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,000 Common Units held by the Trust.